

16014391

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2016
Washington DC
404

SEC FILE NUMBER
8- 68096

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIKICH CORPORATE FINANCE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1415 W. DIEHL RD - SUITE 400
(No. and Street)

NAPERVILLE, IL 60563
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER GEIER - 630-566-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER GEIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIKICH CORPORATE FINANCE, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public



OFFICIAL SEAL
MARY T ODONNELL
Notary Public - State of Illinois
My Commission Expires Aug 20, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIKICH CORPORATE FINANCE LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2015


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS

SIKICH CORPORATE FINANCE LLC

TABLE OF CONTENTS


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

The Members of
SIKICH CORPORATE FINANCE, LLC
Naperville, Illinois

Report on the Financial Statements

We have audited the accompanying financial statements of SIKICH CORPORATE FINANCE, LLC (a Illinois limited liability company), which comprise the statement of financial condition as of DECEMBER 31, 2015, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. SIKICH CORPORATE FINANCE, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of SIKICH CORPORATE FINANCE, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of SIKICH CORPORATE FINANCE, LLC's financial statements. The supplemental information is the responsibility of SIKICH CORPORATE FINANCE, LLC 's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole



SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2016

SIKICH CORPORATE FINANCE LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2015

		2015
ASSETS		
Cash and cash equivalents	$	290,707
Accounts receivable		427,500
Prepaid expenses		71,225
TOTAL ASSETS	$	789,432
LIABILITIES AND MEMBER'S EQUITY		
Accrued Salaries and related taxes	$	-
TOTAL LIABILITIES		-
MEMBER'S EQUITY		
Member's equity		789,432
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	789,432

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

SIKICH CORPORATE FINANCE LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

	2015
REVENUE	
Fee revenues	$ 438,573
TOTAL REVENUE	438,573
EXPENSES	
Commission expense	10,693
Insurance	1,083
Legal and accounting	5,000
Outside services	5,084
FINRA fees	17,289
Other operating expenses	7,677
TOTAL EXPENSES	46,826
Net Income (Loss)	$ 391,747

SIKICH CORPORATE FINANCE LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

	2015
Beginning Balance	$ 997,685
Member's distrubtions	(600,000)
Net Income	391,747
Ending Balance	**$ 789,432**

SIKICH CORPORATE FINANCE LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

	2015
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 391,747
(Increase) decrease in operating assets:	
Accounts receivable	(110,250)
Prepaid expenses	(48,561)
Increase (decrease) in operating liabilities:	
Accounts expenses	(43,654)
Net Cash Provided by (Used in) Operating Activities	189,282
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's capital distributions	(600,000)
Net Cash Provided by (Used in) Financing Activities	(600,000)
Net increase (decrease) in cash	(410,718)
Cash - beginning of year	701,425
Cash - end of year	$ 290,707

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—SIKICH CORPORATE FINANCE LLC, a Delaware limited liability company (the Firm), was formed on October 15, 2008, and began operations on November 3, 2009. The Firm is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC). The general purpose of the Firm is to engage in capital raising services, including private securities placements and Private Investment in Public Equity (PIPE) transactions, and to perform mergers and acquisitions advisory services, including facilitating mergers and acquisitions, tender offers, financial restructurings, asset sales, divestitures and other corporate reorganizations or business combination transactions, and rendering fairness, solvency or similar opinions, The Firm's customers are located throughout the United States.

b. Cash and Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2015.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did have amounts in excess of insured limits during both years, but not as of respective year end.

e. Accounts Receivable—Accounts Receivable consists of fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Basis of Presentation and Method of Accounting—The Firm's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP'), and presented on the accrual basis method of accounting.

g. Revenue Recognition—Fee revenue includes recurring professional services that are paid for the duration of the engagement, and success fees earned on completed mergers and acquisition transactions. Professional service revenues are recorded at the time services are performed, while success fees are recorded when the transaction is completed and the income is reasonably determinable.

NOTE 2: FAIR VALUE MEASUREMENTS

The Firm values its cash and cash equivalents at fair value, based on the Level 1 hierarchy established by ASC 820, Fair Value Measurements and disclosures.

NOTE 3: INCOME TAX EXPENSE

As a limited liability company, the Firm is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Firm. The single member owner is taxed individually on its share of the Firm's earnings. The Firm is subject to certain state taxes; however no provision for state income taxes is required at December 31, 2015.

Accounting principles generally accepted in the United States of American require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2015.

NOTE 4: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2015, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

NOTE 5: UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The Firm is required to maintain net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as these terms are defined under the rule. At December 31, 2015, the Firm's net capital was $290,707 which was $285,707 in excess of its minimum net capital requirement. There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Firm and included in the unaudited Part II of Form X-17a-5 as of December 31, 2015.

NOTE 7: CONCENTRATION IN FEE REVENUE

In 2015 the Firm received approximately 70% of total fees from five customers.

NOTE 8: RELATED PARTY TRANSACTIONS

The Firm IS 100% owned by Sikich LLP and is subject to an expense sharing agreement with Sikich LLP that has been approved by FINRA. The agreement was amended on June 17, 2014 to reflect adjustments in expenses and is for a period of twelve months and will renew automatically for an additional twelve months if not cancelled prior to the renewal date of the contract. Under the agreement Sikich LLP has agreed to pay up to $2,843,700 on behalf of the Firm during the year ended December 31, 2015 in consideration of rent, utilities, telephone, equipment furniture and fixtures, postage, office supplies, accounting services, and other general non-securities related administrative and office expenses. The Firm will not have any obligation to pay back any incurred expenses paid on its behalf by Sikich LLP, and thus such amounts are not reflected in the financial statements,

NOTE 9: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through the date of this report, the date on which the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Members of
SIKICH CORPORATE FINANCE LLC
Naperville, Illinois

We have audited the financial statements of SIKICH CORPORATE FINANCE LLC as of and for the year ended December 31, 2015, and our report thereon dated February 25, 2016, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained as, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2016

SIKICH CORPORATE FINANCE LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015
SCHEDULE I

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	789,432
less nonallowable assets from Statement of Financial Condition		(498,725)
Net Capital	$	290,707

Aggregate indebtedness	$	-
Minimum net capital required (6 2/3% of liabilities)	$	-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	5,000
Excess net capital	$	285,707

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness		-
(A) - 10% of Total aggregate indebtedness		-
(B) - 120% of Minimum net capital requirement		6,000
Net Capital Less the greater of (A) of (B)	$	284,707
Percentage of Aggregate Indebtedness to Net Capital		0.00%

At December 31, 2015, there were no material differences between audited net capital, above, and net capital as reported in the Firm's part II 9unaudited) FOCUS report. As a result, no reconciliation has been presented.

The Firm claims exemption under section k) (2) (i), Special Account for the Exclusive Benefit of customers is maintained. As a result only Schedule I has been presented.



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Members of
SIKICH CORPORATE FINANCE LLC
Naperville, Illinois

In planning and performing our audit of the financial statements of SIKICH CORPORATE FINANCE LLC as of and for the year ended December 31 ,2015, in accordance with auditing standards generally accepted in the United States of America, we considered SIKICH CORPORATE FINANCE LLC'S Internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of SIKICH CORPORATE FINANCE LLC'S internal control. Accordingly, we do not express an opinion on the effectiveness of SIKICH CORPORATE FINANCE LLC'S internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by [Name of Broker-dealer] including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because SIKICH CORPORATE FINANCE LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of SIKICH CORPORATE FINANCE LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(CONTINUED)

(CONTINUED)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that SIKICH CORPORATE FINANCE LLC'S practices and procedures, as described in the second paragraph of this report, were adequate as of the date of this report, to meet the SEC's objectives.

This report is intended solely for the information and use of The Members of, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2016

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

COMPUTATION FOR DETEREMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION TO RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Members of
SIKICH CORPORATE FINANCE LLC
Naperville, Illinois

Sikich Corporate LLC does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, Sikich Corporate Finance LLC is exempt from the provisions of that rule.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2016

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

RECONCILIATION INCLUDING APPROPRIATE EXPLANATION OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE FIRM'S CORRESPONDING UNAUDITED PART 11 A FOCUS REPORT FILING

The Members of
SIKICH CORPORATE FINANCE LLC
Naperville, Illinois

There were no differences existing at December 31, 2015 between the audited computation of net capital and the un-audited Part II A Focus Filing at December 31, 2015.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2016

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Members of
SIKICH CORPORATE FINANCE LLC
Naperville, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2015 to December 31, 2015, which were agreed to by SIKICH CORPORATE FINANCE LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating SIKICH CORPORATE FINANCE LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). SIKICH CORPORATE FINANCE LLC's management is responsible for SIKICH CORPORATE FINANCE LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
- Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015 less revenues reported on the FOCUS reports for the period from January 1, 2015 to March 31, 2015, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2015 to December 31, 2015 noting no material differences;
- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting the only difference was the accrual adjustment of receivables;
- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting the difference was the accrual adjustment of receivables; and
- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.
This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2016



Jacquelyn Pikowski
Chief Compliance Officer
D: 312.458.0012
F: 312.883.6242
JPikowski@sikich.com

February 23, 2016

SHEDJAMA, INC.
d/b/a Edward Opperman, CPA
1901 Kossuth Street
LaFayette, IN 47905

Dear Mr. Opperman:

The firm does not carry any customer accounts, including margin accounts. The firm neither receives customer funds nor securities nor owes money or securities to customers. The firm promptly transmits any customer funds and delivers any customer securities received in connection with its activities as a broker or dealer, and effectuates all financial transactions between the broker or dealer and its clients through a bank account, which is designated as "Special Account for the Exclusive Benefit of Customers of Sikich Corporate Finance LLC".

The firm followed this exemption all year without exception and followed all rules to the best of our knowledge.

Sincerely,

Jacquelyn Pikowski
Chief Compliance Officer

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE MEMBERS OF
SIKICH CORPORATE FINANCE LLC
NAPERVILLE, IL

We have examined SIKICH CORPORATE FINANCE LLC's statements, included in the accompanying Exemption Report, that (1) SIKICH CORPORATE FINANCE LLC's internal control over compliance was effective during the most recent fiscal year ended DECEMBER 31, 2015; (2) SIKICH CORPORATE FINANCE LLC's internal control over compliance was effective as of DECEMBER 31, 2015; (3) SIKICH CORPORATE FINANCE LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of January 20, 2015; and (4) the information used to state that SIKICH CORPORATE FINANCE LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from SIKICH CORPORATE FINANCE LLC's books and records. SIKICH CORPORATE FINANCE LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing SIKICH CORPORATE FINANCE LLC with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, that requires account statements to be sent to the customers of SIKICH CORPORATE FINANCE LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on SIKICH CORPORATE FINANCE LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether SIKICH CORPORATE FINANCE, LLC's internal control over compliance was effective as of and during the most recent fiscal year ended DECEMBER 31, 2015; SIKICH CORPORATE FINANCE LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of DECEMBER 31, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of DECEMBER 31, 2015 was as derived from SIKICH CORPORATE FINANCE LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating SIKICH CORPORATE FINANCE LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from SIKICH CORPORATE FINANCE LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, SIKICH CORPORATE FINANCE LLC's statements referred to above are fairly stated, in all material respects.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, IN
FEBRUARY 25, 2016